UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
PENSKE AUTOMOTIVE GROUP, INC.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))
3.5% SENIOR SUBORDINATED CONVERTIBLE NOTES DUE 2026
(Title of Class of Securities)
909440AG4 and 909440AH2
(CUSIP Number of Class of Securities)
Shane M. Spradlin
Executive Vice President and General Counsel
Penske Automotive Group, Inc.
2555 Telegraph Road
Bloomfield Hills, Michigan 48302-0954
(248) 648-2500
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)

$150,602,000	$17,484.89

(1)	Calculated solely for purposes of determining the filing fee. The purchase price of the 3.5% Senior Subordinated Convertible Notes due 2026 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but not including, the repurchase date. As of March 2, 2011, there was $150,602,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $150,602,000.

(2)	The amount of the filing fee was calculated at a rate of $116.10 per $1,000,000 of transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $17,102                                                         Filing Party: Penske Automotive Group, Inc.
Form or Registration No.: 005-49667 Date Filed: May 6, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1. ☑ issuer tender offer subject to Rule 13e-4.	☐ going-private transaction subject to Rule 13e-3. ☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 9.
Item 10. Financial Statements.
Item 11. Additional Information.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX
EX-99.A.1
EX-99.A.5

INTRODUCTORY STATEMENT
Pursuant to the terms of and subject to the conditions set forth in the Indenture (the “Indenture”), dated as of January 31, 2006, among Penske Automotive Group, Inc. (formerly known as United Auto Group, Inc.) (the “Company”) and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), relating to the Company’s 3.5% Senior Subordinated Convertible Notes due 2026 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (each, a “Holder”) of the Notes to sell and the obligation of the Company to repurchase the Notes, as set forth in the Company Notice to Holders of the Notes, dated March 3, 2011 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option Documents”).
This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.
Items 1 through 9.
     The Company is the issuer of the Notes and is obligated to purchase all of the Notes if properly tendered by the Holders under the terms and subject to the conditions set forth in the Indenture and the Option Documents. Upon certain specified events, the Notes are convertible into shares of common stock, $0.0001 par value per share, of the Company, subject to the Company’s right to pay cash in lieu of common stock with respect to any conversion premium associated with the Notes, and to the terms, conditions and adjustments specified in the Indenture and the Notes. The Company maintains its principal executive offices at 2555 Telegraph Road, Bloomfield Hills, Michigan 48302-0954; telephone number (248) 648-2500. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option Documents is incorporated by reference into this Schedule TO.
Item 10. Financial Statements.
(a) Pursuant to Instruction 2 of Item 10 of Schedule TO, the Company believes that its financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (1) the consideration being offered to Holders consists solely of cash, (2) the offer is not subject to any financing conditions, (3) the offer applies to all outstanding Notes and (4) the Company is a public reporting company that files reports electronically on EDGAR.
(b) Not applicable.
Item 11. Additional Information.
(a) Not applicable.
(b) Not applicable.
Item 12. Exhibits.

Exhibit
Number	Description
(a)(1)	Company Notice to Holders of 3.5% Senior Subordinated Convertible Notes due 2026, dated March 3, 2011.

(a)(5)	Press release issued on March 3, 2011.

(b)(1)	Third Amended and Restated Credit Agreement, dated as of October 30, 2008, among us, Mercedes-Benz Financial Services USA LLC and Toyota Motor Credit Corporation (incorporated by reference to exhibit 4.4 our form 10-Q filed November 5, 2008).

(b)(2)	First Amendment dated October 30, 2009 to Amended and Restated Credit Agreement dated as of October 30, 2008 among the Company, Toyota Motor Credit Corporation and Mercedes-Benz Financial Services USA LLC, as agent (incorporated by reference to exhibit 4.1 to the quarterly report on Form 10-Q filed November 4, 2009).

(b)(3)	Second Amendment dated July 27, 2010 to amended and Restated Credit Agreement, dated as of October 30, 2008 among Penske Automotive Group, Inc., Toyota Motor Credit Corporation and Mercedes-Benz Financial Services USA LLC, as agent (incorporated by reference to Exhibit 4.1 to the quarterly report on Form 10-Q filed July 10, 2010).

Exhibit
Number	Description
(b)(4)	Third Amendment dated December 14, 2010 to Amended and Restated Credit Agreement, dated as of October 30, 2008 among Penske Automotive Group, Inc., Toyota Motor Credit Corporation and Mercedes-Benz Financial Services USA LLC, as agent (incorporated by reference to Exhibit 4.3.4 to the annual report on Form 10-K filed February 25th, 2011).

(b)(5)	Second Amended and Restated Security Agreement dated as of September 8, 2004 among us, Mercedes-Benz Financial Services USA LLC and Toyota Motor Credit Corporation (incorporated by reference to Exhibit 10.2 to our September 8, 2004 Form 8-K).

(d)(1)	Indenture regarding the Company’s 3.5% Senior Subordinated Convertible Notes due 2026, dated as of January 31, 2006, by and among the Company, as Issuer, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, National Association (formerly The Bank of New York Trust Company, N.A.), as trustee (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on February 2, 2006).

(d)(2)	Amended and Restated Supplemental Indenture regarding the Company’s 3.5% Senior Subordinated Convertible Notes due 2026, dated as of February 19, 2010, by and among the Company, as Issuer, and certain of its domestic subsidiaries, as Guarantors, and The Bank of New York Mellon Trust Company, National Association, as trustee (incorporated herein by reference to Exhibit 4.1.2 to our 2009 Annual Report on Form 10-K filed February 24, 2010).

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2011	PENSKE AUTOMOTIVE GROUP, INC.
	By:	/s/ Shane M. Spradlin
Shane M. Spradlin
Executive Vice President, General Counsel & Secretary

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)	Company Notice to Holders of 3.5% Senior Subordinated Convertible Notes due 2026, dated March 3, 2011.

(a)(5)	Press release issued on March 3, 2011.

(b)(1)	Third Amended and Restated Credit Agreement, dated as of October 30, 2008, among us, Mercedes-Benz Financial Services USA LLC and Toyota Motor Credit Corporation (incorporated by reference to exhibit 4.4 our form 10-Q filed November 5, 2008).

(b)(2)	First Amendment dated October 30, 2009 to Amended and Restated Credit Agreement dated as of October 30, 2008 among the Company, Toyota Motor Credit Corporation and Mercedes-Benz Financial Services USA LLC, as agent (incorporated by reference to exhibit 4.1 to the quarterly report on Form 10-Q filed November 4, 2009).

(b)(3)	Second Amendment dated July 27, 2010 to amended and Restated Credit Agreement, dated as of October 30, 2008 among Penske Automotive Group, Inc., Toyota Motor Credit Corporation and DCFS USA LLC, as agent (incorporated by reference to Exhibit 4.1 to the quarterly report on Form 10-Q filed July 10, 2010).

(b)(4)	Third Amendment dated December 14, 2010 to Amended and Restated Credit Agreement, dated as of October 30, 2008 among Penske Automotive Group, Inc., Toyota Motor Credit Corporation and DCFS USA LLC, as agent (incorporated by reference to Exhibit 4.3.4 to the annual report on Form 10-K filed February 25th, 2011).

(b)(5)	Second Amended and Restated Security Agreement dated as of September 8, 2004 among us, Mercedes-Benz Financial Services USA LLC and Toyota Motor Credit Corporation (incorporated by reference to Exhibit 10.2 to our September 8, 2004 Form 8-K).

(d)(1)	Indenture regarding the Company’s 3.5% Senior Subordinated Convertible Notes due 2026, dated as of January 31, 2006, by and among the Company, as Issuer, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, National Association (formerly The Bank of New York Trust Company, N.A.), as trustee (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on February 2, 2006).

(d)(2)	Amended and Restated Supplemental Indenture regarding the Company’s 3.5% Senior Subordinated Convertible Notes due 2026, dated as of February 19, 2010, by and among the Company, as Issuer, and certain of its domestic subsidiaries, as Guarantors, and The Bank of New York Mellon Trust Company, National Association, as trustee (incorporated herein by reference to Exhibit 4.1.2 to our 2009 Annual Report on Form 10-K filed February 24, 2010).

(g)	Not applicable.

(h)	Not applicable.